UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                               ITC Holdings Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   465685 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  / / Rule 13d-1(b)
  / / Rule 13d-1(c)
  /X/ Rule 13d-1(d)
-----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  465685 10 5                                             Page 2 of 8
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-------------------------------------------------------------------------------
1. Name of Reporting Person: International Transmission Holdings Limited Partnership
    I.R.S. Identification Nos. of above persons (entities only): 20-0151114
-------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                        (b) / /
-------------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------------

4.  Citizenship or Place of Organization:  Michigan
-------------------------------------------------------------------------------

     NUMBER OF SHARES       5. Sole Voting Power:  17,746,567
    BENEFICIALLY OWNED      ---------------------------------------------------
    BY EACH REPORTING
        PERSON WITH         6. Shared Voting Power: 0
                            ---------------------------------------------------

                            7. Sole Dispositive Power: 17,746,567
                            ---------------------------------------------------

                            8. Shared Dispositive Power: 0
-------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 17,746,567
-------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)                                                           / /
-------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 53.4%
-------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions): PN
-------------------------------------------------------------------------------

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CUSIP No.  465685 10 5                                              Page 3 of 8
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1. Name of Reporting Person: Ironhill Transmission, LLC
   I.R.S.    Identification Nos. of above persons (entities only): 20-0152053

-------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                       (b) / /
-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------

4. Citizenship or Place of Organization:  Michigan
-------------------------------------------------------------------------------

     NUMBER OF SHARES       5. Sole Voting Power:  17,746,567*
   BENEFICIALLY OWNED       ---------------------------------------------------
   BY EACH REPORTING
      PERSON WITH           6. Shared Voting Power: 0
                            ---------------------------------------------------

                            7. Sole Dispositive Power: 17,746,567*
                            ---------------------------------------------------

                            8. Shared Dispositive Power: 0

-------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,746,567*
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 53.4%
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------
_______________

* 17,746,567 shares of Common Stock are owned by International Transmission Holdings Limited Partnership. As the General Partner of International Transmission Holdings Limited Partnership, Ironhill Transmission, LLC may be deemed to be the beneficial owner of those shares of Common Stock.

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CUSIP No.  465685 10 5                                              Page 4 of 8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Name of Reporting Person: Lewis M. Eisenberg
   I.R.S. Identification Nos. of above persons (entities only): N/A
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------

3. SEC Use Only
-------------------------------------------------------------------------------

4. Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

     NUMBER OF SHARES       5. Sole Voting Power:  17,747,654**
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH  ---------------------------------------------------
                            6. Shared Voting Power: 0
                            ----------------------------------------------------

                            7. Sole Dispositive Power: 17,747,654**
                            ----------------------------------------------------

                            8. Shared Dispositive Power: 0

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,747,654**
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9): 53.4%
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions): IN
--------------------------------------------------------------------------------

_______________

** 17,746,567 shares of Common Stock are owned by International Transmission Holdings Limited Partnership. As the Sole Member of Ironhill Transmission, LLC, the General Partner of International Transmission Holdings Limited Partnership, Lewis M. Eisenberg may be deemed to be the beneficial owner of those shares of Common Stock.

Item 1.

     (a) Name of Issuer:

          ITC Holdings Corp.

     (b) Address of Issuer's Principal Executive Offices:

          39500 Orchard Hill Place, Suite 200, Novi, Michigan 48375.

Item 2.

     (a) Name of Person Filing:

          (I)   International Transmission Holdings Limited Partnership.
          (II)  Ironhill Transmission, LLC.
          (III) Lewis M. Eisenberg.

          (b) Address of Principal Business Office or, if none, Residence:

               As to (I), (II) and (III) c/o Greenbaum, Rowe, Smith & Davis, LLP, 99 Wood Avenue South, P.O. Box 5600, Woodbridge, New Jersey 07095, Attn: Raymond Felton.

          (c) Citizenship:

               As to (I) and (II), Michigan.
               As to (III), United States.

          (d) Title of Class of Securities:

               This information statement relates to the Common Stock, without par value, of ITC Holdings Corp.

          (e) CUSIP Number:

               465685 10 5.


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not applicable.

          (a) / / Broker or dealer registered under Section 15 of the Exchange Act.

          (b) / / Bank as defined in section 3(a)(6) of the Exchange Act.

          (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange Act.

          (d) / / Investment company registered under Section 8 of the
                  Investment

                  Company Act.

          (e) / / An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E);

          (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

          (j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          See Item 9 of the cover pages.

     (b) Percent of class:

          See Item 11 of the cover pages.

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote:

               See Item 5 of the cover pages.

          (ii) Shared power to vote or to direct the vote:

               See Item 6 of the cover pages.

          (iii) Sole power to dispose or to direct the disposition of:

               See Item 7 of the cover pages.

          (iv) Shared power to dispose or to direct the disposition of:

               See Item 8 of the cover pages.

Item 5.       Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.       Identification and Classification of Members of the Group.

               Not applicable.

Item 9.       Notice of Dissolution of Group.

               Not applicable.

Item 10.      Certification.

               Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      INTERNATIONAL TRANSMISSION HOLDINGS LIMITED PARTNERSHIP

                      By:  Ironhill Transmission, LLC, its General Partner

                      By:  /s/ Lewis M. Eisenberg
                           --------------------------------
                      Name:  Lewis M. Eisenberg
                      Title:  Manager



                      IRONHILL TRANSMISSION, LLC

                      By:  /s/ Lewis M. Eisenberg
                           --------------------------------
                      Name:  Lewis M. Eisenberg
                      Title:  Manager




                      By:  /s/ Lewis M. Eisenberg
                           -------------------------------
                      Name:  Lewis M. Eisenberg



Date:  February 14, 2006

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